Exhibit 99.2

News Release

Newell Brands Announces Agreement with Carl C. Icahn

Newell Brands and Carl C. Icahn Align on Company Strategy and Accelerated Transformation Plan

Company to Expand Transformation Program, Deleverage, and Strengthen Returns to Shareholders

Four New Independent Directors Appointed to the Board of Directors

Patrick D. Campbell named non-executive Chairman of the Board

HOBOKEN, NJ – March 19, 2018 – Newell Brands (NYSE: NWL) (the “Company” or “Newell Brands”) today announced that it entered into a cooperation agreement with Carl C. Icahn, Chairman of Icahn Enterprises LP (IEP), who beneficially owns approximately 6.9 percent of the Company’s outstanding shares.

As part of the agreement with Mr. Icahn, Newell Brands has agreed to appoint each of the following individuals designated by Mr. Icahn to the Newell Brands Board of Directors effective immediately: Patrick Campbell, Brett Icahn, Andrew Langham and Courtney Mather, with Mr. Campbell elected to serve as the new Chairman of the Board. These designees will serve alongside James Craigie, Debra Crew, Michael Polk, Steven Strobel and Michael Todman on the Newell Brands Board of Directors. In addition, Judith Sprieser and another independent director nominee to be designated by Mr. Icahn, and approved by the Board, will be nominated to stand for election at the 2018 Annual Meeting. Pursuant to the Agreement, Mr. Icahn has agreed to vote all of his shares in favor of the Newell Brands nominees at the 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”).

In addition, Newell Brands also announced today that it has expanded its accelerated transformation plan, which remains focused on creating a company that is simpler, faster and stronger. The Company believes there are further accretive divestiture opportunities that will bring the total yield of the accelerated transformation plan to approximately $10 billion of after-tax proceeds (although the Company will only make divestitures at competitive market multiples). The Company reiterated that it will continue to execute its strategic initiatives, including:

•	Optimizing the portfolio to ensure focus on brands with attractive margins and growth potential in global categories.

•	Driving operational efficiency and simplifying operations.

•	Improving financial flexibility, increasing free cash flow productivity and returning capital to the shareholders.

•	Capitalizing on Newell’s scale and differentiated capabilities to drive market share gains through innovation, eCommerce and international deployment.

The agreement with Mr. Icahn provides that the Company’s Finance Committee, which will be chaired by Courtney Mather, will oversee, in addition to its existing responsibilities, the divestitures contemplated by the Company’s expanded accelerated transformation plan.

“We are pleased to have reached this agreement with the Newell Brands Board and I am confident that the entire company will benefit from the fresh perspectives of these new directors,” said Mr. Icahn. “IEP in the past has joined boards and greatly enhanced value for shareholders at numerous companies, including Tropicana, National Energy, Stratosphere Entertainment, Motorola, Herbalife, Hologic, eBay/PayPal, Forest Labs, Hain Celestial and Take-Two Interactive to name only a few of the many. I believe we will be successful in helping to enhance value in the same way at Newell Brands. This company has a great stable of brands, and I believe a streamlined consumer-facing portfolio will help the company focus on the most important businesses and reignite the performance in their core businesses.

News Release

The company is significantly undervalued today, and I believe this new Board will help the management team generate significant value for shareholders, first through an expanded transformation plan and then through strengthened underlying performance. Michael Polk and the rest of the management team now have a solid strategy in place which we support and believe will result in strengthened performance over time.”

“We look forward to welcoming Patrick, Brett, Andrew and Courtney to the Newell Brands Board of Directors,” said Mr. Polk, Chief Executive Officer of Newell Brands. “Their collective expertise will complement the Board’s already-significant experience and will serve us well as we continue to execute on our accelerated transformation plan. Our agreement with Carl Icahn reflects our shared understanding of the complexity of our business and our strategy to win in the rapidly changing retail landscape. On behalf of Newell Brands, I look forward to working with our Board of Directors to strengthen financial and operational performance and advance our shared goal of creating shareholder value.”

Mr. Polk added, “I want to extend our thanks and well-wishes to our Directors who have agreed to step down in connection with the execution of this cooperation agreement. All have been steadfast and energetic supporters of the company, our business strategy and accelerated transformation plan. We are stronger for having had their leadership and counsel.”

With these immediate changes, and the expected election of Ms. Sprieser and an additional independent nominee at the 2018 Annual Meeting, Newell Brand’s Board will comprise 11 highly qualified and experienced directors, 10 of whom will be independent and all of whom will be seasoned leaders. The entire Newell Board is actively engaged and has a broad range of valuable perspectives. They bring experience in global leadership, supply chain management, finance, marketing, global brand management, legal, product development, internet and mobile media business, consumer, retail and industrial markets, manufacturing and other areas critical to Newell Brands’ business.

Goldman Sachs & Co. and Deutsche Bank Securities Inc. are acting as financial advisors to Newell Brands, and Jones Day is acting as legal counsel.

About Patrick D. Campbell

Patrick D. Campbell is the retired senior vice president and chief financial officer of 3M Company, a diversified global technology company, a position he held from 2002 to 2011. Prior to his tenure with 3M, Mr. Campbell was vice president of international and Europe for General Motors Corporation, where he served in various finance functions during his 25 years with the company. Mr. Campbell has served as a director of: Stanley Black & Decker, Inc., a tool manufacturer, since 2008 (including as lead independent director from 2013 to 2015); SPX FLOW, Inc., a manufacturer of specialty fluid components and solutions, since its spin-off from SPX Corporation in September 2015; and Herc Holdings Inc., an international provider of equipment rental and services, since its spin-off from Hertz Global Holdings, Inc. in June 2016. Mr. Campbell served as a director of SPX Corporation, a supplier of highly engineered HVAC products, detection and measurement technologies and power equipment, from March 2014 to September 2015 and a director of Solera Holdings Inc., a provider of risk and asset management software and services to the automotive and property marketplace, from October 2014 to March 2016, when it was acquired by a third party.

About Brett Icahn

Brett Icahn is currently a consultant for Icahn Enterprises L.P. (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, mining, real estate and home fashion), where he exclusively provides investment advice to Carl C. Icahn with respect to the investment strategy for Icahn Enterprises’ Investment segment and with respect to capital allocation across Icahn Enterprises’ various operating subsidiaries. From 2010 to 2016, Mr. Icahn was responsible for co-executing an investment strategy across all industries as a Portfolio Manager of Icahn Capital’s Sargon Portfolio, which had an annualized return of approximately 27% during that period. From 2002 to 2010, Mr. Icahn served as an investment analyst for Icahn Capital LP and in a variety of investment advisory roles for Carl C. Icahn. Mr. Icahn was previously a director of: Nuance Communications, Inc., a provider of voice and language solutions, from October 2013 to March 2016;

News Release

Voltari Corporation, a mobile data services provider, from January 2010 to August 2014; American Railcar Industries, Inc., a railcar manufacturing company, from January 2007 to June 2014; Cadus Corporation, a company engaged in the acquisition of real estate for renovation or construction and resale, from January 2010 to February 2014; Take-Two Interactive Software Inc., a publisher of interactive entertainment products, from April 2010 to November 2013; and The Hain Celestial Group, Inc., a natural and organic products company, from July 2010 to November 2013. American Railcar, Cadus and Voltari are each indirectly controlled by Carl C. Icahn. Carl C. Icahn also has or previously had non-controlling interests in Nuance, Hain Celestial and Take-Two through the ownership of securities. Brett Icahn is Carl C. Icahn’s son. Mr. Icahn received a B.A. from Princeton University.

About Andrew Langham

Andrew Langham has been General Counsel of Icahn Enterprises L.P. (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, mining, real estate and home fashion) since 2014. From 2005 to 2014, Mr. Langham was Assistant General Counsel of Icahn Enterprises. Prior to joining Icahn Enterprises, Mr. Langham was an associate at Latham & Watkins LLP focusing on corporate finance, mergers and acquisitions, and general corporate matters. Mr. Langham has been a director of: Cheniere Energy, Inc., a developer of natural gas liquefaction and export facilities and related pipelines, since 2017; Welbilt, Inc. (formerly known as Manitowoc Foodservice, Inc.), a commercial foodservice equipment manufacturer, since 2016; CVR Partners LP, a nitrogen fertilizer company, since 2015; and CVR Refining, LP, an independent downstream energy limited partnership, since 2014. Mr. Langham was previously a director of: CVR Energy, Inc., a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries, from 2014 to 2017; and Freeport-McMoRan Inc., the world’s largest publicly traded copper producer, from 2015 to 2018. CVR Partners, CVR Refining and CVR Energy are each indirectly controlled by Carl C. Icahn. Mr. Icahn also has non-controlling interests in Cheniere, Welbilt and Freeport-McMoRan through the ownership of securities. Mr. Langham received a B.A. from Whitman College, and a J.D. from the University of Washington.

About Courtney R. Mather

Courtney R. Mather, CAIA, CFA has served as Portfolio Manager of Icahn Capital, the entity through which Carl C. Icahn manages investment funds, since December 2016, and was previously Managing Director of Icahn Capital from April 2014 to November 2016. Mr. Mather is responsible for identifying, analyzing, and monitoring investment opportunities and portfolio companies for Icahn Capital. Prior to joining Icahn Capital, Mr. Mather was at Goldman Sachs & Co. from 1998 to 2012, most recently as Managing Director responsible for Private Distressed Trading and Investing, where he focused on identifying and analyzing investment opportunities for both Goldman Sachs and clients. Mr. Mather has been a director of: Conduent Incorporated, a provider of business process outsourcing services, since December 2016; Herc Holdings Inc., an international provider of equipment rental and services, since June 2016; TER Holdings I, Inc. (formerly known as Trump Entertainment Resorts, Inc.), a company engaged in the business of owning and operating casinos and resorts, since February 2016; Freeport-McMoRan Inc., the world’s largest publicly traded copper producer, since October 2015; and Ferrous Resources Limited, an iron ore mining company with operations in Brazil, since June 2015. Mr. Mather was previously a director of: Federal-Mogul Holdings Corporation, a supplier of automotive powertrain and safety components, from May 2015 to January 2017; Viskase Companies Inc., a meat casing company, from June 2015 to March 2016; American Railcar Industries, Inc., a railcar manufacturing company, from July 2014 to March 2016; CVR Refining, LP, an independent downstream energy limited partnership, from May 2014 to March 2016; and CVR Energy, Inc., a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries, from May 2014 to March 2016. TER Holdings, Ferrous Resources Limited, Federal-Mogul, American Railcar Industries, CVR Refining, CVR Energy and Viskase are each indirectly controlled by Carl C. Icahn. Mr. Icahn also has a non-controlling interest in each of Conduent, Herc Holdings, and Freeport-McMoRan through the ownership of securities. Mr. Mather received a B.A. from Rutgers College, and attended the United States Naval Academy. Mr. Mather holds the Chartered Alternative Investment Analyst (CAIA) and Chartered Financial Analyst (CFA) professional designations.

News Release

About Newell Brands

Newell Brands (NYSE: NWL) is a leading global consumer goods company with a strong portfolio of well-known brands, including Paper Mate®, Sharpie®, Dymo®, EXPO®, Parker®, Elmer’ s®, Coleman®, Jostens®, Marmot®, Rawlings®, Oster®, Sunbeam®, FoodSaver®, Mr. Coffee®, Rubbermaid Commercial Products®, Graco®, Baby Jogger®, NUK®, Calphalon®, Rubbermaid®, Contigo ®, First Alert®, Waddington and Yankee Candle®. For hundreds of millions of consumers, Newell Brands makes life better every day, where they live, learn, work and play.

This press release and additional information about Newell Brands are available on the company’s website, www.newellbrands.com.

Additional Information

In connection with Newell Brands’ 2018 Annual Meeting of Shareholders, Newell Brands will file with the U.S. Securities and Exchange Commission (the “SEC”) and mail to the shareholders of record entitled to vote at the 2018 Annual Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. When filed with the SEC, the definitive proxy statement and WHITE proxy card will also be mailed to shareholders of record. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Newell Brands at its website, www.newellbrands.com, or through a request in writing sent to Newell Brands at 221 River Street, Hoboken, New Jersey, 07030, Attention: General Counsel.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the 2018 Annual Meeting. The participants in the solicitation of proxies in connection with the 2018 Annual Meeting are currently anticipated to be the Company, Patrick D. Campbell, James R. Craigie, Debra A. Crew, Brett Icahn, Carl Icahn, Andrew Langham, Courtney R. Mather, Michael B. Polk, Judith A. Sprieser, Steven J. Strobel, Michael A. Todman, Ralph Nicoletti, Mark S. Tarchetti, William A. Burke, Bradford Turner, Nancy O’Donnell and Sofya Tsinis.

As of the date hereof, Mr. Craigie beneficially owns 3,175 shares of common stock of the Company, par value $1.00 (the “Common Stock”), which includes 1,594 shares held in trusts, 797 shares each, for the benefit of Mr. Craigie’s children. Ms. Crew beneficially owns 30 shares of Common Stock. Mr. Brett Icahn beneficially owns 500,000 shares of Common Stock, 250,000 of which he beneficially owns through a charitable foundation. Mr. Carl Icahn beneficially owns 33,293,013 shares of Common Stock, as described in a Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2018. Mr. Polk beneficially owns 1,353,392 shares of Common Stock, which includes 225,872 shares of Common Stock issuable pursuant to stock options and RSUs currently exercisable or exercisable or vesting within 60 days and includes 332,925 shares held in grantor retained annuity trusts for the benefit of Mr. Polk’s children and 47,303 shares held in trust by Mr. Polk’s wife. Mr. Strobel beneficially owns 50,707 shares of Common Stock. Mr. Todman beneficially owns 54,949 shares of Common Stock. Mr. Nicoletti beneficially owns 14,788 shares of Common Stock, which includes 25 shares held in a revocable trust by Mr. Nicoletti’s wife, 193 shares in an IRA and 14,570 held in a revocable trust. Mr. Tarchetti beneficially owns 260,949 shares of Common Stock. Mr. Burke beneficially owns 175,046 shares of Common Stock. Mr. Turner beneficially owns 14,134 shares of Common Stock. Ms. O’Donnell beneficially owns 6,855 shares of Common Stock. As of the date hereof, Messrs. Campbell, Langham and Mather, Ms. Sprieser and Ms. Tsinis do not beneficially own any shares of Common Stock.

Certain information concerning these participants is also set forth in the Company’s definitive proxy statement, dated March 30, 2017, for its 2017 annual meeting of shareholders as filed with the SEC on Schedule 14A and the Company’s Current Reports, dated August 24, 2017, January 21, 2018, February 16, 2018, February 22, 2018 and March 19, 2018, as filed with the SEC on Form 8-K. Additional information regarding the interests of these participants in the solicitation of proxies in respect of the 2018 Annual Meeting and other relevant materials will be filed with the SEC when they become available.

News Release

Caution Concerning Forward-Looking Statements

Statements in this press release, other than those of historical fact, particularly those anticipating future financial performance, business prospects, growth, operating strategies and similar matters, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements generally can be identified by the use of words such as “intend,” “anticipate,” “believe,” “estimate,” “project,” “target,” “plan,” “expect,” “will,” “should,” “would” or similar statements. The Company cautions that forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. In addition, there are no assurances that the Company will complete any or all of the potential transactions, and other initiatives referenced in this release. Actual results may differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to:

•	uncertainties regarding future actions that may be taken by Starboard Value LP (together with its affiliates, “Starboard”) in furtherance of its stated intention to nominate director candidates for election at Newell Brands’ 2018 Annual Meeting;

•	potential operational disruption caused by Starboard’s actions that may make it more difficult to maintain relationships with customers, employees or suppliers;

•	the Company’s dependence on the strength of retail, commercial and industrial sectors of the economy in various parts of the world;

•	competition with other manufacturers and distributors of consumer products;

•	major retailers’ strong bargaining power and consolidation of the Company’s customers;

•	the Company’s ability to improve productivity, reduce complexity and streamline operations;

•	the Company’s ability to develop innovative new products, to develop, maintain and strengthen end-user brands and to realize the benefits of increased advertising and promotion spend;

•	risks related to the Company’s substantial indebtedness, potential increases in interest rates or changes in the Company’s credit ratings;

•	the Company’s ability to effectively accelerate its transformation plan and explore and execute its strategic options;

•	the Company’s ability to complete planned acquisitions and divestitures, to integrate Jarden and other acquisitions and unexpected costs or expenses associated with acquisitions or dispositions;

•	changes in the prices of raw materials and sourced products and the Company’s ability to obtain raw materials and sourced products in a timely manner;

•	the risks inherent to the Company’s foreign operations, including currency fluctuations, exchange controls and pricing restrictions;

•	a failure of one of the Company’s key information technology systems or related controls;

•	future events that could adversely affect the value of the Company’s assets and require impairment charges;

•	the impact of United States or foreign regulations on the Company’s operations, including environmental remediation costs;

•	the potential inability to attract, retain and motivate key employees;

•	the resolution of tax contingencies resulting in additional tax liabilities;

News Release

•	product liability, product recalls or related regulatory actions;

•	the Company’s ability to protect its intellectual property rights;

•	significant increases in the funding obligations related to the Company’s pension plans; and

•	other factors listed from time to time in the Company’s filings with the SEC including, but not limited to, the Company’s most recent Annual Report on Form 10-K.

The information contained in this press release is as of the date indicated. The Company assumes no obligation to update any forward-looking statements as a result of new information, future events or developments.

Contacts:

Investors:	Media:
Nancy O’ Donnell	Michael Sinatra
SVP, Investor Relations and Corporate	Director, External
Communications	Communications
+1 (201) 610-6857	+1 (551) 574-8031
nancy.odonnell@newellco.com	michael.sinatra@newellco.com

or	or

Charlie Koons / Mike Verrechia	Joele Frank / Jim Golden / Ed Trissel
Morrow Sodali	Joele Frank, Wilkinson Brimmer Katcher
+1 (212) 300-2473	+1 (212) 355-4449
NWLinfo@morrowsodali.com	ETrissel@joelefrank.com